                Exhibit 99.2
News
Release
C$ unless otherwise statedTSX/NYSE/PSE: MFC        SEHK: 945
For Immediate Release
February 19, 2025
Manulife increases common shareholders’ dividend by 10.0%
Toronto - Manulife’s Board of Directors today announced an increase of 10.0% or 4 cents per share to its quarterly common shareholders’ dividend resulting in a dividend of $0.44 per share on the common shares of Manulife, payable on and after March 19, 2025, to shareholders of record at the close of business on March 5, 2025.
In respect of the Company’s Canadian Dividend Reinvestment and Share Purchase Plan and its
U.S. Dividend Reinvestment and Share Purchase Plan, the Company will purchase common shares on the open market in connection with the reinvestment of dividends and optional cash purchases under these plans. The purchase price of these common shares will be based on the average of the actual cost to purchase them and there are no applicable discounts.
About Manulife
Manulife Financial Corporation is a leading international financial services provider, helping people make their decisions easier and lives better. With our global headquarters in Toronto,
Canada, we provide financial advice and insurance, operating as Manulife across Canada, Asia, and Europe, and primarily as John Hancock in the United States. Through Manulife Wealth &
Asset Management, we offer global investment, financial advice, and retirement plan services to individuals, institutions, and retirement plan members worldwide. At the end of 2023, we had more than 38,000 employees, over 98,000 agents, and thousands of distribution partners, serving over 35 million customers. We trade as ‘MFC’ on the Toronto, New York, and the
Philippine stock exchanges, and under ‘945’ in Hong Kong.
Not all offerings are available in all jurisdictions. For additional information, please visit manulife.com.

Media Contact:	Investor Relations:
Anne Hammer	Hung Ko
Manulife	Manulife
201-925-1213	416-806-9921
anne_hammer@manulife.com	hung_ko@manulife.com